EXHIBIT 99.2


For:                                               From:
EVCI Career Colleges Inc.                          Gregory FCA Communications
For More Information Contact:                      Analyst Contact:
Dr. Arol I. Buntzman                               David Evanson
Chairman & Chief Executive Officer                 610/642-8253
914/787-3500

www.evcischools.com                                devanson@gregoryfca.com


For Immediate Release


              EVCI Career Colleges Incorporated Secures Additional

                           Capital to Assist Expansion


Yonkers, New York, August 7, 2002 - EVCI Career Colleges Incorporated (Nasdaq:
EVCI) today announced that it has raised $498,750 through the issuance of Convertible Promissory Notes and Common Stock Purchase Warrants, according to Dr. Arol I. Buntzman, chairman and chief executive officer of EVCI. The Notes and Warrants were purchased by accredited investors.

Dr. Buntzman stated, "We are pleased to have completed this latest financing. We are anxious to put these proceeds to work expanding Interboro. The unqualified success of our Flushing extension center has encouraged us to open additional centers. We expect to open a new extension center in Washington Heights to be ready for Interboro's Fall 2002 semester."

The Notes are due July 15, 2003, and bear interest at 4% per annum payable at maturity. At the holder's option, interest is payable in cash or shares of EVCI common stock. The Notes are subordinated to all present and future EVCI debt for cash borrowed and are non-negotiable. The Notes are convertible in full at $1.05 per share, into a total of 475,000 shares of EVCI common stock. Automatic conversion of the Notes, at the same price, will occur on the effective date of an EVCI registration statement that registers the resale of the common stock into which the Notes are convertible and the Warrants are exercisable.

The Warrants are for the purchase of 475,000 shares of EVCI common stock at $1.05 per share. The Warrants will expire after the registration statement has been effective for two and one half years, subject to extension. EVCI can accelerate the expiration of the Warrants when the average of closing bid price for EVCI's common stock is at least 250% of the exercise price of the Warrants for any 10 consecutive days while the registration statement is effective.

The conversion price of the Notes and exercise price of the Warrants are subject to customary anti-dilution adjustments for stock splits and dividends, recapitalizations, mergers and reclassifications.

EVCI Career Colleges plans on promptly filing the registration statement with the SEC.

                                      # # #

The forward-looking statement in this press release regarding the use of proceeds of the financing and Interboro's expansion and, specifically, the readiness of its Washington Heights Center, reflect management's current views with respect to future events and are subject to certain assumptions, risks and uncertainties. These include: Interboro may not be able to implement its expansion plan; problems with regulators could adversely affect existing or proposed schools; losses and negative cash flow generated by ICTS and EVCI's enhanced video communication division could require additional cash infusions from EVCI; economic and market conditions may not be favorable for EVCI; and the other specific risk factors described in EVCI's filings with the SEC, including its most recent Form S-3 and 10-QSB. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated by any forward-looking statement. EVCI undertakes no obligation to update the information in this press release.